Exhibit 97.1

VALARIS LIMITED CLAWBACK POLICY
Recoupment of Incentive-Based Compensation
In the event Valaris Limited (the “Company”) is required to prepare an accounting restatement of the Company’s financial statements (including any such correction recorded in the Company’s current period financial statements) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received (as defined below) by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had such Incentive-Based Compensation been determined based on the restated financial statements.
Policy Administration and Definitions
This Policy shall be administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”) with regard to all Covered Executives other than the Company’s Chief Executive Officer (the “CEO”) or any other executive director and by the Board with regard to the CEO and any other executive director in consultation with the Audit Committee of the Board. This policy is intended to comply with, and as applicable shall be administered and interpreted consistent with, Listing Standard 303A.14 adopted by the New York Stock Exchange to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).
For purposes of this Policy:
“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.
A “financial reporting measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.
Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.
“Covered Executive” means any “executive officer” of the Company as defined under Rule 10D-1.
“Recovery Period” means (a) the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, and (b) any transition period of less than nine months that is within or immediately following such three fiscal years, all as determined pursuant to Rule 10D-1.

If the Committee, or Board as applicable, determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, the Committee or Board, as applicable, will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis.

The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee or Board, as applicable, determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee or Board, as applicable, determines that such recovery is impracticable and not required under Rule 10D-1. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy. Any determinations made by the Committee or Board, as applicable, under this Policy shall be final and binding on all affected individuals.
Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company.

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